Mail Stop 6010

November 21, 2008

Mr. Alfred E. Mann
Chief Executive Officer
MannKind Corporation
28903 North Avenue Paine
Valencia, CA 91355

> **Re:** **MannKind Corporation**
> **Form 10-K**
> **Filed March 14, 2008**
> **File No. 000-50865**

Dear Mr. Mann:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Jeffrey P. Riedler
      Assistant Director